As filed with the Securities and Exchange Commission on December 19, 2001
                                                    Registration No.  333-______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ----------------------------------

                              COMPUTONE CORPORATION
             (Exact name of registrant as specified in its charter)

        DELAWARE                                          23-2472952
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                      ----------------------------------
                           1060 Windward Ridge Parkway
                                    Suite 100
                            Alpharetta, Georgia 30005
                                 (770) 625-0000
     (Address, including zip code, telephone number, including area code, of registrant's principal executive offices)

                                  E. LEO BEBEAU
                      President and Chief Executive Officer
                           1060 Windward Ridge Parkway
                                    Suite 100
                            Alpharetta, Georgia 30005
                                 (770) 625-0000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ----------------------------------
                                   COPIES TO:

                          T. Clark Fitzgerald III, Esq.
                            Arnall Golden Gregory LLP
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                 (404) 873-8500

                      ----------------------------------

     Approximate Date of Commencement of Proposed Sale To The Public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
                                                     Proposed Maximum        Proposed Maximum
Title of Securities to be         Amount to be        Offering Price         Aggregate Offering    Amount of Registration
     Registered                 Registered(1)(2)       Per Share(3)            Price (3)                Fee(3)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    2,213,791 Shares        $0.85                $1,881,722.30            $449.73
--------------------------------------------------------------------------------------------------------------------------

(1) The shares of common stock covered by this registration statement include shares issuable to the selling shareholders upon the conversion of 80,758 shares of Series A Cumulative Convertible Preferred Stock, the exercise of warrants for the purchase of 38,335 shares, having an exercise price of $.5883 per share, issued in connection with the sale of such preferred stock, the exercise of warrants for the purchase of 417,570 shares, having an exercise price of $2.57 per share, issued in connection with the acquisition of Multi-User Solutions, Ltd., the exercise of warrants for the purchase of 360,000 shares, having an exercise price of $2.10 per share, and the exercise of warrants for the purchase of 25,000 shares, having an exercise price of $1.125 per share.

(2) In accordance with Rule 416 under the Securities Act, this registration statement shall also cover any additional shares of common stock which becomes issuable in connection with the shares of common stock registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction to prevent dilution resulting from such events as specified in the terms of the Series A Cumulative Convertible Preferred Stock and the warrants.

(3) Calculated pursuant to Rule 457(c) and based on the average of the high and low prices of Computone's common stock on December 13, 2001, as reported on the OTC Bulletin Board.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

     The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 19, 2001

                                   PROSPECTUS

                                2,213,791 SHARES

                              COMPUTONE CORPORATION

                                  COMMON STOCK



     This  prospectus  relates  to the offer and sale from time to time of up to
2,213,791 shares of Computone common stock by the selling shareholders identified on page 7 of this prospectus, issuable upon conversion of convertible preferred stock and exercise of warrants to purchase common stock, in addition to additional securities that may become issuable according to the respective rights, preferences and privileges of the convertible preferred stock and the warrants. Of these shares, up to 1,372,886 shares are issuable upon conversion of presently outstanding convertible preferred stock and up to 840,905 shares are issuable upon the exercise of outstanding warrants.

     The selling shareholders will sell their shares as described in the section of this prospectus entitled "Plan of Distribution."

     Computone's common stock is listed on the OTC Bulletin Board under the symbol "CMPT.OB." The last reported sale price of the common stock on December 18, 2001 was $1.15 per share.


                      ----------------------------------
  THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING
                                   ON PAGE 4.
                      ----------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December ___, 2001

                                TABLE OF CONTENTS

                                                                            PAGE

Computone Corporation........................................................2
Risk Factors.................................................................4
Forward Looking Statement....................................................6
Use Of Proceeds..............................................................6
Selling Shareholders.........................................................6
Plan Of Distribution.........................................................8
Legal Matters................................................................9
Experts......................................................................9
Where You Can Find More Information..........................................9

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "Computone," "we," "us," and "our" refer to Computone Corporation and its subsidiaries.

                              COMPUTONE CORPORATION

     Computone Corporation designs, manufactures and markets hardware and software communications connectivity products for business and industrial systems using personal computers, servers and workstations. Computone also specializes in providing operating system support, systems integration and on-site hardware maintenance for turnkey systems providers, original equipment manufacturers and major companies in the United States and Canada.

     Enterprise Management

     Beginning in fiscal year 2002, Computone began providing Enterprise Management Solutions ("EMS"). This hybrid product is a combination of consulting, integration, installation, and support offered by the Service and Support segment of Computone combined with hardware and software solutions offered by the Connectivity Products segment. EMS produces a total solution for Console Management that allows a system administrator to securely administer, troubleshoot or reboot any server, router or PBX device on their network using the network if available but also operating Out-of-Band or remotely.

     Connectivity Products

     Within its Connectivity Products segment, Computone designs, manufactures and markets hardware and software communications connectivity products for business and industrial systems using personal computers, servers and workstations. Both the communication server products and traditional multi-port products of Computone address remote access markets. The communication server products, the IntelliServer family, provide a workstation caliber hardware platform by incorporating a high performance RISC CPU, large system memory and high-speed serial communication devices. Computone's intelligent servers incorporate the UNIX-like operating system and facilitate LAN remote access and network protocol support. The IntelliServer supports industry standard TCP/IP network protocols and includes Radius, the de facto security utility. In 2002, Computone will attempt to migrate its multi-port customers to its server products and to win additional customers from multi-port competition through this paradigm shift.

     During the first quarter of fiscal year 2002, Computone introduced a new family of Console Management solutions with Out-of-Band (OBM) and Remote Console Management ("RCM") features. The IntelliServer(R) RCM4, the IntelliServer RCM8 and the IntelliServer RAS2000RCM intelligent servers as well, as additions to the RAS2000 family, the RAS2004 anD RAS2008, are now available to customers. The IntelliServer(R) RCM4 (supporting four devices) and RCM8 (supporting eight devices) are engineered with enhanced features, allowinG centralized and remote control of network devices through serial console ports. Supporting a variety of network devices, including switches, routers, hubs, workstations, multiple servers or management systems, the new RCMs provide an alternate route to securely manage devices via dial-in connections, local terminals or direct network access (Ethernet) in addition to the public network. The RAS2004 and RAS2008 are designed to capture a large portion of the four and eight multi-port market because of their reliability and flexibility.

     The majority of the multi-port systems are intelligent devices that incorporate on-board processors, memory chips and related circuitry, which allows the multi-port subsystem to manage efficiently the flow of data to and from the host computer, relieving the host computer's CPU of most input/output ("I/O") functions and enhancing overall performance. In short, these products enable multiple devices to be connected to a single PC or microprocessor. Computone's server products will effectively compete for this business because they allow multiple servers to attach to the same device and operate independent of the host's bus architecture, operating system, or driver.

     Computone continues to offer multi-port products now available on today's most popular computer platforms (PCI compatible systems and ISA systems (IBM PC AT-compatible)). In addition, the products are compatible with and support a large number of industry-standard operating systems including Linux, Caldera UNIX (including SCO versions), Unixware, Solaris, UNIX derivatives, Microsoft WindowsNT, IBM OS/2, DOS and Multi-User DOS and Novell Netware.

     Computone currently offers several families of multi-port products with widespread industry name recognition: ValuePortTM, IntelliPort IITM, IntelliPort PlusTM, IntelliPort II ExpandableTM, and the high speed Gold CardTM. These products, combined with the IntelliServer RAS2000TM communication server products, are currently marketed through distributors to systems integrators, value-added resellers ("VARs"). Computone has established a new direct sales force located regionally throughout North America that markets directly to large volume end-users. Products are also sold and licensed to selected original equipment manufacturers ("OEMs").

     Service and Support

     Within its Service and Support segment, Computone provides operating system support, systems integration and on-site hardware maintenance for turnkey system providers (i. e., software developers with a specialized application for a vertical market), OEMs, and major companies in the United States and Canada under the name of Multi-User Solutions. Computone provides a menu of services and products that enable these vendors to provide a complete business solution to its end user.

     Computone provides support and integration services to approximately 40 major software vendors with customers at over 10,000 locations. Computone utilizes its own 24x7 (twenty-four hours per day, seven days a week) help desk to handle and track all service calls. Computone dispatches field engineers as needed from one of its nationwide service partners, including IBM(R) and NCR(R), to provide on-site assistance. Computone's standard support is next day service, but it also offers same day and 24x7 contracts. Computone provides support on a variety of multi-user operating platforms including SCO(R) UNIX(R), Linux(R), Windows(R) NT, Novell(R) and other Open Systems.

     Our principal executive offices are located at 1060 Windward Ridge Parkway, Suite 100, Alpharetta, Georgia 30005, and our telephone number is (770) 625-0000.

                                  RISK FACTORS

     In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating an investment in the common stock offered hereby.

Our Inability to Raise Additional Capital On Commercially Reasonable Terms May Limit Our Ability to Operate Our Business

     Computone currently has inadequate working capital to increase sales significantly, to properly market new products and to sustain the level of research and development desired to continue to develop new and enhanced products. We anticipate that we will need to secure additional financing for working capital during the quarter ending December 31, 2001. Nevertheless, we will need to secure additional financings in order to continue our business, and may need additional financings in the shorter term. Our inability to raise capital may seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, the issuance of these securities could result in dilution to our stockholders. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing or supply agreements on unattractive terms.

We Have Had Operating Losses in Each of the Past Three Years

     Computone has a history of operating losses. For fiscal 2001, 2000 and 1999, Computone incurred net losses of $4.4 million, $1.2 million and $4.1 million, respectively. For the six months ended September 30, 2001, Computone reported a net loss of approximately $2.7 million. Computone expects operating losses and negative cash flow to continue through at least the third quarter ended December 31, 2001. However, there can be no assurance that Computone will attain profitability during 2002. Computone's future profitability depends on its ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels.

A Small Number of Customers Account for a Large Portion of Our Sales and the Loss of One of Them, or Changes in Their Purchasing Patterns, Could Hurt Our Business

     For the six month period ended September 30, 2001, Computone had four customers whose purchases represented 18%, 15%, 12% and 10% of net sales. In addition, in fiscal 2001, Computone had three customers whose purchases represented 14%, 13% and 10% of net sales. During fiscal 2000, Computone had three customers who accounted for 29%, 13% and 10% of net sales. The loss of one or more of our significant customers or changes in their purchasing patterns could hurt our business and results of operations.

Our Quarterly Operating Results May Fluctuate From Quarter to Quarter Causing Our Stock Price to Fall

     Computone typically operates with a small backlog and a substantial majority of its revenues in each quarter results from orders booked in the quarter. Although Computone has distribution agreements with many of its customers, shipments pursuant to those agreements are subject to the receipt of specific product orders from those customers. As a result, a drop in the near-term demand could significantly affect both revenues and results of operations in any quarter. In the future, Computone's operating results may fluctuate for this reason or as a result of a number of other factors, including increased competition, variations in the mix of sales, announcements of new products or services by Computone or its competitors and business levels of Computone's customers. In addition, a substantial portion of the service and support revenue of Computone is billed under quarterly or annual contracts for support services.

     If revenue declines in a quarter, our losses will likely increase because many of our expenses are relatively fixed and the market price of our common stock may fall abruptly and significantly.

Our Future Viability is Dependent On Our Ability to Respond to Technological Advances and Develop New Products

     Computone's communications connectivity products, including the remote access server and remote console management products compete in industries that are characterized by rapid technological change and frequent introductions of new products. Accordingly, Computone's future viability is dependent to a substantial extent on its ability to respond to technological change and develop and market new products that achieve significant market acceptance.

Computone Relies On International Sales as a Source of Revenues and the Loss of Such Revenues May Have an Adverse Impact On Our Operating Results

     For fiscal years 2001 and 2000, Computone's revenues from foreign sources, principally in Europe, Central America and South America, were 5% and 15% of total revenues, respectively. Computone markets its products worldwide through value-added resellers and distributors. Computone's international operations are subject to the risks normally associated with foreign operations, including possible changes in export or import restrictions and the introduction of governmental policies with potentially adverse effects. All of Computone's international sales are denominated in U.S. dollars. Because Computone expects a portion of its revenues may come from international sales, the occurrence of any of the above events could adversely affect Computone's business, financial condition and results of operations.

We Rely Upon a Limited Number of Suppliers and Any Disruption or Termination of These Supply Arrangements Could Delay Shipment of Our Products and Could Materially Adversely Affect Our Operating Results

     All raw materials required for Computone's products and services are readily available, usually from several sources, within a two-to-fourteen week order and delivery cycle. Most electronic items are available from several electronic distributors and manufacturers. However, printed circuit boards, certain raw materials and fabricated metal items are usually procured from a single source due to tooling expense. If disruption or termination of one of these single sources of supply occurred, such disruption or termination could have a materially adverse effect on Computone's operating results.

Conversion of Our Outstanding Convertible Preferred Stock and Warrants Could Have a Dilutive Impact

     As of December 18, 2001, 14,117,503 shares of Computone common stock were issued and outstanding. The conversion of the convertible preferred stock and warrants to purchase common stock could have a dilutive impact on the percentage of ownership of the current holders of our common stock. The shares of common stock issuable upon conversion of the convertible preferred stock and exercise of warrants to purchase common stock could represent approximately 16% of the total number of outstanding shares of common stock.

We Depend On Our Key Personnel and the Loss of Any Key Personnel May Adversely Affect Our Business

     The success of Computone is dependent in part the continued employment of our senior management team and certain key personnel. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace and our business could be seriously harmed. Accordingly, the loss of one or more members of our senior management team could have a direct adverse impact on our future revenues. Any losses of members of our senior management team or key personnel could seriously harm our business. There can be no assurance that Computone will be able to retain its existing personnel or attract additional qualified employees in the future.

Our Stock Price Fluctuates Significantly and May Decline in the Future

     Computone's common stock has traded from a low of $.45 per share to a high of $3.00 per share during the past 52 weeks. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market. The following factors may cause fluctuations in our stock price:

     o    fluctuations in operating results;

     o    rates of product acceptance; and

     o future sales of substantial amounts of common stock by our existing stockholders.

A Significant Portion of Our Common Stock is Held by a Current Stockholder Which May Prevent Other Stockholders From Influencing Significant Corporate Decisions

     As of December 18, 2001, Richard A. Hansen is the beneficial owner of an aggregate of 2,068,027 shares, or 14.5% of Computone's outstanding common stock and could significantly influence the outcome of any matter submitted to Computone's stockholders.

We are Subject to Competition and Pricing Pressures

     Our business is extremely competitive. Companies such as Avocent, Cyclades, Digi International, Lantronix, Inc. and Perle Systems complete with Computone for the same customers in North America. Many of our competitors benefit from greater market recognition and have greater financial, research and development, production and marketing resources than ours. There can be no assurance that we will be able to compete successfully against existing companies or future entrants to the marketplace. Furthermore, reductions in the price of competitive products, changes in discount levels or announcements by our competitors of new generations of high-performance products may adversely affect sales of our products.

Future Sales of Our Common Stock in the Public Market Could Cause the Market Price of Our Common Stock to Decline

     Sales of substantial amounts of common stock in the public market after this offering may have an adverse effect on the market price of our common stock. As of December 18, 2001, Computone had outstanding 14,117,503 million shares of common stock, 80,758 shares of convertible preferred stock, which are convertible into 1,372,886 million shares of common stock and warrants to purchase 840,905 shares of common stock, that are eligible for future sales. Together, this represents 2,213,791 shares of Computone common stock or 15.7% of our currently outstanding common stock.

     We cannot predict the number of shares of common stock which may be sold in the future pursuant to Rule 144, the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the prevailing market price of our common stock or otherwise since such sales will depend upon the market price of the common stock, the individual circumstances of holders thereof and other factors. Our shareholders could sell substantial amounts of common stock in the public market following the offering. The sales of a substantial number of shares in the public market could adversely affect the market price for our common stock. As a result, the aggregate number of shares of our common stock available to the public would increase and, consequently, the price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may have an adverse effect on the price of our common stock and may impair our ability to raise capital in the future.

We Have Issued Convertible Preferred Stock and Have the Ability to Issue Additional Preferred Stock in the Future

     We have outstanding 80,758 shares of convertible preferred stock and may issue up to an aggregate total of 319,242 additional shares of convertible preferred stock in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences set forth in the certificate of designations, preferences and rights of Series A Cumulative Convertible Preferred Stock. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of convertible preferred stock that may be issued in the future. The issuance of convertible preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Provisions in Computone's Charter May Inhibit a Takeover of Computone

     Computone has an authorized class of 10,000,000 shares of preferred stock which may be issued by the board of directors with such terms and such rights, preferences and designations as the board may determine and without any vote of stockholders, unless otherwise required by law. We have designated 400,000 shares as Series A Cumulative Convertible Preferred Stock and issued 80,758 shares of such convertible preferred stock. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of Computone. Issuance of additional shares of common stock could result in dilution of the voting power of the common stock purchased in this offering. In addition, certain "anti-takeover" provisions of the Delaware General Corporation Law may restrict the ability of the stockholders to approve a merger or business combination or obtain control of Computone.

                            FORWARD LOOKING STATEMENT

     Some of the information contained or incorporated by reference in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "could" and "continue" or similar words. You should read statements that contain these words carefully for the following reasons:

     o    the statements discuss our future expectations;

     o the statements contain projections of our future results of operations or of our financial condition; or

     o    the statements state other "forward-looking" information.

     We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.


                                 USE OF PROCEEDS

     This prospectus relates to the offer and sale of our common stock by the selling shareholders. We will not receive any proceeds from the sale of the common stock. We will receive proceeds if the selling shareholders exercise their warrants to purchase shares of common stock. If selling shareholders exercise all of their warrants, the maximum gross proceeds received by us will be approximately $2.1 million. When and if we receive these funds, they will be used for general corporate purposes or the reduction of indebtedness. We will pay all expenses related to the registration of the common stock except underwriting discounts and commissions.


                              SELLING SHAREHOLDERS

     Of the 2,213,791 shares of Computone common stock to which this prospectus relates, 1,372,886 shares are being registered to permit the selling shareholders of outstanding convertible preferred stock to resell the shares issuable upon the conversion of the convertible preferred stock. Between April 2, 2001 and June 29, 2001, Computone issued 78,400 shares of convertible preferred stock. In addition, Computone issued 2,358 shares of convertible preferred stock as an in kind dividend pursuant to the certificate of designation for the convertible preferred stock. Each share of convertible preferred stock is convertible upon issuance, at the option of the holder, into 17 shares of Computone common stock, subject to adjustment as provided in the certificate of designation for the convertible preferred stock. In connection with the issuance of the preferred stock, we agreed to register for sale shares of Computone common stock issuable upon conversion of the convertible preferred stock.

     This prospectus also relates to 840,905 shares of Computone common stock being registered to permit the selling shareholders of outstanding warrants to resell the shares issuable upon the exercise of the warrants to purchase common stock.

     The selling shareholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell all or any of their shares of common stock which they acquire upon the conversion of the convertible preferred stock and upon the exercise of warrants to purchase common stock. The selling shareholders may convert their convertible preferred stock and may exercise their warrants to purchase common stock and offer all, some or none of the shares of common stock. We cannot estimate the number of shares of common stock that will be offered for sale by the selling shareholders and the selling shareholders are not making any representation that any shares covered by this prospectus will be offered or sale. For purposes of this prospectus, you should assume that all shares held by all selling shareholders will be offered for sale.

     The following table states the name of each of the selling shareholders, the number of shares of common stock of Computone beneficially owned by each selling shareholder as of November 30, 2001, the number of shares which may be sold for the account of each selling shareholder upon conversion of convertible preferred stock and exercise of warrants to purchase common stock, the number of shares of common stock that will be beneficially owned by each selling shareholder after the completion of the offering assuming the sale of all shares offered, the percentage of Computone common stock owned by each selling shareholder as of November 30, 2001 assuming conversion of the convertible preferred stock and exercise of warrants to purchase common stock and the percentage of Computone common stock owned by each selling shareholder after the completion of the offering, assuming the sale of all shares offered.

                                                              BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                                              PRIOR TO THE OFFERING        NUMBER OF       AFTER THE OFFERING (1)(2)
NAME OF                                                     -------------------------        SHARES        -------------------------
SELLING SHAREHOLDER                                         SHARES       PERCENTAGE(1)      OFFERED        SHARES      PERCENTAGE
-------------------                                         ------       -------------     ----------      ------      ----------

John W. Dean III and Katherine Dean JTTEN                     87,822            *%            87,822             0          0%
E. Stephen Ellis M.D. and Carol Ellis M.D. JTTEN             175,661          1.03           175,661             0          0
Cathy A. Wichert                                              97,822           *              87,822        10,000          *
Claudie Williams c/f Daniel Joseph Williams UGMA              22,793           *              17,561         5,232          *
R. Scott Williams c/f Joshua Paul Williams UGMA               22,793           *              17,561         5,232          *
R. Scott Williams c/f Matthew J. Williams UGMA/PA             22,793           *              17,561         5,232          *
Donaldson, Lufkin Jenrette Securities Corp. as Custodian
    FBO R. Scott Williams IRA                                153,170           *             105,400        47,770          *
Bear Stearns for Almarc Trading LLC                           87,720           *              87,720             0          0
Marc R. Gordon Esq and Mrs. Helene Gordon JTWROS              31,913           *              21,913        10,000          *
Donald A. Wissner Revocable Trust DTD 9/20/00                 29,913           *              21,913         8,000          *
Irv Block                                                     34,918           *              34,918             0          0
Kien Hean Chen and Yung San Chen JTTEN                        56,394           *              52,394         4,000          0
Donaldson, Lufkin Jenrette Securities Corp. as Custodian
    FBO Ira Lish IRA                                          43,656           *              43,656             0          0
David C. McCulley                                              8,653           *               8,653             0          0
Carl Richard                                                  18,404           *              10,404        10,000          *
W. B. Heerlien                                                86,683           *              86,683             0          0
David R. Laube                                               120,560           *              87,227        33,333          *
Erik Monninkhof (3)                                          353,782          2.08            87,193       266,589        1.57
John W. Smith (7)                                             59,629           *              34,629        25,000          *
E. Leo Bebeau (4)                                             59,629           *              34,629        25,000          *
Keith H. Daniel (5)                                          242,612          1.43            34,612       208,000        1.22
John D. Freitag (3)                                        1,027,587          6.05           251,853       775,734        4.57
James C. Hillegass                                            43,248           *              43,248             0          0
Monninkhof Holding B.V. (3)(6)                                86,853           *              86,853             0          0
LC Capital Partners, LP                                      392,577         2.31            392,577             0          0
PMG Capital Corp.                                            573,028         3.37            163,328       409,700        2.42
Richard A. Hansen                                          2,068,027        12.18            120,000     1,948,027       11.47
                                                                                         ------------

    Total                                                                                  2,213,791

_____________________
* Less than 1% of outstanding shares
(1) The percentage is calculated based on the number of shares of Computone common stock beneficially owned. As of December 12, 2001, 14,117,503 shares of Computone common stock were outstanding.
(2) Assumes all offered Computone common stock will be sold and that no additional shares of Computone common stock will be issued by Computone or acquired by any selling shareholder prior to the completion of the offering.
(3)  Erik Monninkhof and John D. Freitag each serve as a director of Computone.
(4) E. Leo Bebeau serves as president, chief executive officer and a director of Computone.
(5) Keith Daniel serves as chief financial officer of Computone. Includes 34,612 shares held in the Computone Corporation Retirement Savings Plan and 196,000 shares held pursuant to currently exercisable stock options.
(6) Erik Monninkhof is a director of Monninkhof Holding B.V., a corporation engaged in private investing.
(7) John W. Smith serves as Executive Vice President and Chief Technology Officer of Computone.

                              PLAN OF DISTRIBUTION

     The selling shareholders may offer and sell shares of common stock offered by this prospectus in one or more of the following transactions:

     o on the Nasdaq Small Cap Market or any securities exchange that lists the common stock for trading;

     o    in the over-the-counter market;

     o    in   transactions   other   than   on   such   exchanges   or  in  the
          over-the-counter market;

     o    in negotiated transactions;

     o in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

     o by pledge to secure debts and other obligations or on foreclosure of a pledge;

     o through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; and

     o    in a combination of any of the above transactions.

     The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions. We have been advised by the selling shareholders that they have not made any arrangements with any underwriters or broker-dealers relating to the distribution of the shares covered by this prospectus.

     The selling shareholders may sell their shares directly to purchasers, use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers may either receive discounts or commissions from the selling shareholders, or they may receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus. We will pay all registration fees and expenses for the common stock offered by this prospectus.

     The selling shareholders and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act from sales of common stock. Selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

     Instead of selling common stock under this prospectus, selling shareholders may sell common stock in compliance with the provisions of Rule 144 under the Securities Act, if available. The selling shareholders are not obligated to, and there is no assurance that the selling shareholders will sell any or all of the shares.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Upon Computone being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such selling shareholder and of the participating broker-dealer;

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable;

     o    that such  broker-dealer  did not conduct any  investigation to verify
          the   information  set  out  or  incorporated  by  reference  in  this prospectus; and

     o    other facts material to the transaction.

     In addition, upon Computone being notified by a selling shareholder that a permitted transferee to which the right to utilize this prospectus has been transferred intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     The term "selling shareholders" may also include persons who obtain common stock from selling shareholders as a gift, for no consideration upon dissolution of a corporation, partnership or limited liability company, on foreclosure of a pledge or in another private transaction; provided, however, that if a permitted transferee intends to sell more than 500 shares of such Computone common stock, the filing of a supplement to this prospectus will be required.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for Computone by Arnall Golden Gregory LLP, Atlanta, Georgia.


                                     EXPERTS

     The consolidated  financial  statements and the related financial statement schedule incorporated in this prospectus by reference from Computone's Annual Report on Form 10-KSB for the year ended March 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Computone's ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Computone files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission or SEC. You may read and copy any materials we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Computone's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows Computone to "incorporate by reference" information we file with the SEC, which means that Computone can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede information contained in this prospectus.

     The following documents filed by Computone (File No. 0-16172) with the SEC are incorporated by reference in and made a part of this prospectus:

     o Computone's Annual Report on Form 10-KSB and Amended Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 2001;

     o Computone's Quarterly Report on Form 10-QSB for the quarters ended June 30, 2001 and September 30, 2001;

     o    Computone's  Current Report on Form 8-K filed on December 19,  2001;
          and

     o The description of Computone's common stock contained in Computone's registration statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such description, as updated by the description of capital stock contained in Computone's Current Report on Form 8-K filed on December 19, 2001.

     We are also incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents will be deemed to be incorporated by reference in this prospectus and to be a part of it from the date they are filed with the SEC.

     You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

                                          Computone Corporation
                                          Keith H. Daniel
                                          Chief Financial Officer
                                          1060 Windward Ridge Parkway, Suite 100
                                          Alpharetta, Georgia 30005
                                          Telephone:  (770) 625-0000  Ext. 1800

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All expenses, other than fees and expenses of legal or other advisors to the selling shareholders, will be paid by Computone. Such expenses are as follows:*

     SEC registration fee...............................               $  449.73
     Printing expenses..................................                  500
     Accounting fees and expenses.......................                1,000
     Legal fees and expenses............................                5,000
     Miscellaneous......................................                  500
                                                                       ---------
         Total..........................................               $7,449.73



*The amounts set forth, except for the filing fees for the SEC, are estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law and the Restated Certificate of Incorporation, as amended, and the bylaws of Computone contain provisions covering indemnification of corporate directors and officers against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors and officers, including proceedings under the Securities Act and the Exchange Act.

ITEM 16.  EXHIBITS


Exhibit No.    Description
-----------    -----------

4 Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock.

5*             Opinion of Arnall Golden Gregory LLP regarding legality.

23.1           Consent of Arnall Golden Gregory LLP (included as part of Exhibit
               5 hereto).

23.2           Consent of Deloitte & Touche LLP.

24 Power of Attorney (included as part of the signature page hereto).


___________________
* To be filed by amendment.


ITEM 17.  UNDERTAKINGS

   (a)  The undersigned Registrant hereby undertakes as follows:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia, on December 19, 2001.

                                  COMPUTONE CORPORATION


                                  By:  /s/ E. Leo Bebeau
                                       ----------------------------------------
                                       E. Leo Bebeau
                                       President and Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints John D. Freitag and E. Leo Bebeau, or any one of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

SIGNATURE                              TITLE                                           DATE


/s/ John D. Freitag                    Chairman of the Board                           December 19, 2001
----------------------------------
John D. Freitag


/s/ E. Leo Bebeau                      President and Chief Executive Officer           December 19, 2001
----------------------------------     (principal executive officer)
E. Leo Bebeau


/s/ Keith H. Daniel                    Chief Financial Officer                         December 19, 2001
----------------------------------     (principal financial and accounting officer)
Keith H. Daniel


/s/ Deborah Bailey                     Director                                        December 19, 2001
----------------------------------
Deborah Bailey


                                       Director                                        December __, 2001
----------------------------------
 Erik Monninkhof


/s/ James Wilt                         Director                                        December 19, 2001
----------------------------------
James Wilt


                                  EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------

Exhibit No.    Description
-----------    -----------

4 Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock.

5*             Opinion of Arnall Golden Gregory LLP regarding legality.

23.1           Consent of Arnall Golden Gregory LLP (included as part of Exhibit
               5 hereto).

23.2           Consent of Deloitte & Touche LLP.

24 Power of Attorney (included as part of the signature page hereto).


___________________
* To be filed by amendment.

1399638v2